UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile. June 23, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) published the following document on its website:

Main Points of the Arbitration Proceeding Between SQM and CORFO

June 23, 2015

SQM holds exclusive and temporary exploitation rights to mineral resources in 81,920 hectares in the Salar de Atacama pursuant to a 1993 lease agreement between SQM and Corporación de Fomento de la Producción (“CORFO”), a Chilean government entity (the “Lease Agreement”). The mining exploitation concessions related to such rights are owned by CORFO and leased to SQM in exchange for quarterly lease payments to CORFO based on specified percentages associated to the value of the products resulting from the minerals extracted from such concessions. For the year ended December 31, 2014, revenue related to products originating from the Salar de Atacama represented 39% of our consolidated revenues, which corresponded to revenues from our potassium product line and our lithium and derivatives product line for the period. All of our products originating from the Salar de Atacama are derived from our extraction operations under the Lease Agreement.

In May 2014, CORFO initiated an arbitration proceeding against SQM alleging (i) SQM had incorrectly applied the formulas to determine lease payments resulting in an underpayment to CORFO of at least US$8.9 million for 2009 through 2013 and (ii) SQM had not complied with its obligation to protect the mining rights of CORFO by failing to place markers to delineate property lines. Based on the alleged breaches of the Lease Agreement, CORFO sought (i) at least US$8.9 million plus any other amount that may be due in respect of periods after 2013, (ii) early termination of the Lease Agreement, (iii) lease payments that would have been paid through 2030 as compensation for the early termination of the Lease Agreement and (iv) punitive damages (daño moral) equal to 30% of the contractual damages awarded.

In light of the extensive press coverage in recent days of CORFO’s position regarding the arbitration process, SQM considers it necessary to make public its position on the main points under discussion subject to the ongoing arbitration proceeding.

According to the Lease Agreement, the way to solve any conflicts that arise between the parties is through arbitration. As such, the differences that recently arose were communicated to the Arbitrator in order to find a solution. Throughout the arbitration proceeding, keeping a reasonable level of confidentiality is advised, in order to avoid the dissemination of the specific arguments of each party, which may affect the normal operation of the arbitration proceeding. However, the public dissemination of CORFO’s arguments has made it necessary for SQM to make its own arguments available to its shareholders. Notwithstanding the above, the arbitration proceeding continues to follow its normal course.

SQM maintains and reaffirms its conviction that it has fulfilled timely and fully all of the obligations of the Lease Agreement and therefore it has no outstanding debt with CORFO.

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The main points under discussion are the following:

1.	Lease payments related to sales of lithium products

The Lease Agreement considers that the sale of lithium products by SQM generates a lease payment to CORFO as a percentage of the invoiced amounts[1]. The parties agreed that the invoiced amounts would be calculated by applying an “average price” to the invoiced volumes that would reflect the corresponding market price, and included a formula to reflect this price.

CORFO maintains that the formula in the Lease Agreement only includes the average price of sales to non-related customers and not the average price of sales to all customers. SQM has used the average price of sales to all customers since the Company began selling lithium products. As a result, CORFO claims it has suffered economic losses.

It is important to consider that lithium products are specialty chemicals that require a distribution network to get closer to the end user. In order to provide the level of technical, logistical, and commercial assistance required by this industry, and to keep inventories close to its customers, since it began selling lithium in 1997, SQM has primarily used its commercial subsidiaries located in several countries. This was discussed with CORFO when lithium exports began, and both parties understood that using the average price of the sales to non-related companies would only reflect a small percentage of the total exports and it would not fulfill the goal agreed by the parties, of reflecting the market price of the products. In the 17 years during which SQM has been selling lithium products, only 14% of the sales have been to non-related companies. CORFO accepted the formula adjustment and informed SQM of this in 1997 through a document prepared by the SAE Mining Projects Coordinator (CORFO).

The discussion over this point is difficult to understand. This matter was agreed upon by the parties in a timely matter. Furthermore, by calculating the average price using total sales—which has been done by mutual agreement between the parties—the lease payment corresponding to the entire period during which the Lease Agreement has been in force was higher than it would have been if the average price had been calculated using only sales to non-related companies. Additionally, the successful sale and marketing of lithium products by SQM has resulted not only in sustained increases in sales volumes and market share, but also in higher average export prices (1997-2013 period) compared to its main competitors in Chile and Argentina. This was beneficial for CORFO, which received higher lease payments due to the higher prices.

2.	Reference price for potassium salts and low-grade potassium chloride

The Lease Agreement recognizes the existence of two types of products related to potassium chloride: potassium chloride and potassium salts. In order to calculate the lease payment for potassium chloride, the Lease Agreement requires the use of a reference price defined quarterly by the international consulting company CRU British Sulphur (“CRU”). For potassium salts, the actual sale (invoice) price of the transaction must be used.

Furthermore, the Lease Agreement states that when using the international reference price (defined by CRU) the unit of measure in which this price is expressed must be taken into account. In this case, it is the minimum content of 60% K2O[2].

[1] The invoiced amounts are calculated by multiplying a “base average price” by the total volume sold. To determine the “base average price” it is necessary to determine the average price of the volume sold, and then subtract the variable costs referred to in the Lease Agreement.

[2] K2O is the unit of measure of the potassium content used for fertilizers.

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In a timely manner, SQM confirmed with CRU the algorithm to be used to adjust the international price reference based on the actual K2O content of the products sold[3].

This was informed to CORFO in writing in a timely manner and they did not object to it until the year 2014.

In its arbitration claim, CORFO expresses that the international reference price for potassium chloride should have been used for all potassium salts, without making corrections to reflect the potassium content of the product to be sold.

It is evident that the value of a ton of a product with a K2O content of 50% is less than that of a ton of potassium chloride with a K2O content of 60%.

The algorithms that have been used aim to reflect the real economic and market value of the different products sold.

It is important to consider that, in order to increase the efficiency of the production process and to significantly improve extraction yields of the solutions obtained from the Salar de Atacama, SQM has developed new technologies and made significant investments in its potassium nitrate production plants[4] that have enabled the Company to use very low grade potassium salts as raw materials for the production process. These higher yields and the optimization of the operation of the natural resource have not only allowed for a better use of the extracted solutions, but they have also increased the total production of potassium-based products, with the consequent positive impact on the lease payments received by CORFO.

3.	Information to estimate the logistics and other costs in order to determine the reference prices

The Lease Agreement established that to calculate the lease payments, the effective and reasonable costs required to adjust the prices to plant-based or port-based, as appropriate, must be discounted from the reference prices defined for each product (the Contract considers different mechanisms for each product).

CORFO argues that SQM has not provided sufficient supporting documentation relating to the logistics and other costs and that the effective costs would be lower than those informed in the quarterly statements.

To date, SQM has sent 85 quarterly payment statements since the beginning of the Lease Agreement. Each statement specifies in detail every element required to calculate the lease payment for each product. CORFO has exercised its right to audit the backup information each time it has deemed it necessary to do so, and each time SQM has collaborated and provided the required support. Every time CORFO has expressed any doubts regarding the values used in the quarterly statements, these have been resolved and the statements have always been approved.

When CORFO questioned these calculations, SQM formally requested that its external auditors check the information that supports the logistics costs. The external auditors concluded that SQM’s calculations are correct.

The amount of the differences between SQM and CORFO in this point is small, and they clearly do not constitute a relevant problem.

[3] For example, the price of a product with 55% K2O will be defined as the international reference price of a product with a 60% K2O content times the ratio between 55% and 60%.

[4] The potassium nitrate plants are not a part of the Salar de Atacama project and are part of SQM’s traditional operations that use sodium nitrate obtained from caliche ore and potassium from the Salar de Atacama or alternative commercial sources as raw materials.

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4.	Markers to delineate property lines missing or in poor condition

CORFO claims that SQM has not fulfilled its obligation to repair and construct markers to delineate property lines for the properties it is obligated to protect, and that this breach jeopardizes the legal protection of these mining properties.

This is clearly an artificial conflict that does not reflect the facts. The mining properties under the legal care of SQM[5] have always been and continue to be completely and totally protected from a legal point of view.

The owner of the properties is responsible for the construction of markers, and at no time has this responsibility been formally transferred by CORFO to SQM. The existing marker was built by CORFO and is in the same location where it was originally built. The responsibility for the construction of delineating property lines also belongs to the owner of the properties, and at no time as this responsibility been formally transferred by CORFO to SQM. The missing delineating property lines are a result of a situation that existed before the Lease Agreement went into effect and before SQM’s involvement in this project; they are mostly likely a product of the physical complexity of accessing the different zones of the area covered by the properties.

SQM has taken and continues to take every action related to the legal protection of the properties. As examples we can mention: timely payment of the mining patents, opposition to applications for water rights in the project area, regular monitoring of and opposition applications for mining concessions by third parties in the project area, correction of certain errors in the original registrations of the properties, and payment of the mining patents in the “No Man’s Land” zone of the Salar de Atacama[6]. Additionally, it is worth mentioning that SQM constituted certain mining properties within the project area with CORFO’s knowledge. This was done to correct irregularities in the original registrations. These properties were subsequently transferred, without cost, to CORFO.

Finally, it is worth mentioning that the lack of certain markers to delineate property lines does not generate a risk that CORFO could lose its rights. Notwithstanding the above, SQM has informed CORFO that the Company is willing to cooperate in the task of repairing or building any markers delineating property lines that may be necessary in order for CORFO to finish this task.

5.	Water rights and mining properties

In order to implement the project, it was critical to gain access to the water necessary for the production process. At the project’s beginning, before the entrance of SQM, it did not have water rights; this was one of the many tasks required in order to execute the project.

SQM established water rights in sectors that are not located over the mining properties leased from CORFO and made the significant investments required to obtain and transport the water to the production plants. All of this was done while also fulfilling all the requirements contemplated by the environmental and water laws that regulate this activity.

[5] SQM leases 16,384 properties and protects a total of 28,054 properties that belong to CORFO in the Salar de Atacama.

[6] Corresponds to a vast sector that separates the operations of SQM and SCL in the Salar de Atacama, where neither of the two companies can operate

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The water rights that SQM has in the zone, which allow for the production process, constitute a small percentage of the total water rights constituted by third parties established in the corresponding basins. What was done by SQM does not affect the interests of CORFO. On the contrary, the access to water sources, which is consistent with the Lease Agreement and the project agreement and the projects contract, has allowed the establishment of an efficient production process that has resulted in an increase of the production and sales levels, and therefore in higher lease payments for CORFO.

When the original project was defined, several years before the entrance of SQM, CORFO abandoned a significant amount of mining properties close to the Salar de Atacama because its potential potassium and lithium contents did not make them attractive to sustain future productions. SQM has constituted exploration rights in some of these sectors in order to analyze the possibility of developing a sustainable production process in these areas considering the processes and technologies developed by SQM in recent years. Several of these zones have been released by SQM, due to their low commercial potential.

Both the water rights and the mining exploration rights that SQM has in zones close to the Salar de Atacama are topics that are not a part of the arbitration proceeding, but they have been disseminated by several media outlets. It is hard to understand how CORFO could be affected by SQM’s actions.

The actions of SQM in these topics are public and transparent acts, completely according to the law and compatible with each and every point included in the Lease Agreement and project agreement in force between the parties.

SQM and the Development of the Salar de Atacama

SQM’s involvement in the Salar de Atacama began in 1993, when the Company purchased 75% of the project from the companies Amax and Molymet (CORFO owned the remaining 25%, which it later sold in a public offering on the Santiago Stock Exchange). Feasibility studies had been carried out for over 7 years, and their partners, including CORFO, were not willing to invest the required amounts in light of the technological and market risks of the project. The main conditions related to the lease payments and term of the agreement until the year 2030 had already been defined and were a part of the project structure and economic evaluation.

Naturally, the three partners each tried to obtain the highest possible value in exchange for their participation, and SQM was the company that was willing to pay the highest amount and run the risks by making the required investments. To date, SQM has invested close to US$2 billion, financed primarily through three international capital increases starting in 1993 and through the issuance of different bonds in the U.S. market.

There is no doubt that considering the current figures the project was successful, but it is also true that an important part of its success was due to the fact that SQM ran all of the required risks and made very significant investments in order to achieve the proposed goals. The growth of the batteries industry is evident today in the usage of lithium, but at the time when SQM made the investments (investments that nobody else in the world was willing to make), the use of lithium in batteries accounted for less than 1% of the global demand. Additionally, the price of the potassium-based fertilizers has had significant fluctuations over the whole period. It is true that the project generates positive margins today, but it is also true that there have been periods of low prices and the current long- and medium-term market forecasts are uncertain.

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SQM has maintained and will continue to maintain good relations with CORFO. SQM has provided CORFO with all the information required for the administration of the Lease Agreement in a timely manner, and has facilitated the numerous visits of different people from CORFO since the beginning of the project.

Over this period, SQM has paid over US$424 million in direct taxes (through December 2014, not considering the taxes paid by its workers and contractors during this period) and additionally it has paid US$206 million in lease payments to CORFO (March 2015).

The differences in lease payments that CORFO claims and other related matters should not impede us from once again working together in a way that benefits both parties, including the more than 3,600 people that directly or indirectly work with SQM in the Salar de Atacama.

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About SQM:

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be a leader in costs, supported by a specialized international network with sales in over 110 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses include:

•	Low production costs based on vast and high quality natural resources;
•	Know-how and its own technological developments in its various production processes;
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs;
•	High market share in all its core products;
•	International sales network with offices in 20 countries and sales in over 110 countries;
•	Synergies from the production of multiple products that are obtained from the same two natural resources;
•	Continuous new product development according to the specific needs of its different customers;
•	Conservative and solid financial position.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Carolyn McKenzie 56-2-24252280 / carolyn.mckenzie@sqm.com

For media inquiries, contact:

María José Velozo / maria.jose.velozo@sqm.com

Alvaro Cifuentes / Alvaro.cifuentes@sqm.com

Tamara Rebolledo / Tamara.rebolledo@sqm.com (Northern Region)

Legal disclosure:

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise.

Arbitration proceeding are a common way to solve disputes in Chile. The Lease Agreement stipulates that an arbitration proceeding is the method to solve disputes between SQM and CORFO if such differences arise. The result of the arbitration proceeding can be appealed through the legal courts in Chile. The result of this process may have a materially adverse effect on the Company’s business, financial position and results of operations.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: June 23, 2015

/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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